EXHIBIT 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the "Corporation"):

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of the Corporation will be held at the Salon Saisons A, Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada, on Wednesday, February 2, 2005 at 11:00 a.m., local time, for the purposes of:

(a)	receiving the consolidated financial statements of the Corporation for the financial year ended October 3, 2004, together with the auditors’ report thereon;

(b)	electing seven (7) directors for the ensuing year;

(c)

considering and, if deemed advisable, adopting a special resolution (the full text of which is reproduced as Schedule “A” to the accompanying management proxy circular) authorizing the Corporation to amend its Articles of incorporation in order to (i) create a new class of shares, namely an unlimited number of Common Shares; (ii) change each of the issued and outstanding Class A Subordinate Voting Shares into one of the Common Shares created hereby; (iii) after giving effect to the aforesaid change, remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto; and (iv) change the French form of its name from “Les Vêtements de Sports Gildan Inc.” to “Les Vêtements de Sport Gildan Inc.”;

(d)

considering and, if deemed advisable, adopting a special resolution (the full text of which is reproduced as Schedule “B” to the accompanying management proxy circular) authorizing the Corporation to further amend its Articles of incorporation in order to change the maximum number of directors from fifteen (15) to ten (10);

(e)

considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “C” to the accompanying management proxy circular) to confirm the adoption and ratify the Shareholder Rights Plan adopted by the Board of Directors of the Corporation on December 1, 2004, the whole as described in the accompanying management proxy circular;

(f)	appointing auditors for the ensuing year; and

(g)	transacting such other business as may properly come before the Meeting.

Dated at Montreal, Quebec, Canada, December 17, 2004.

By order of the Board of Directors,

Stéphane Lemay, Vice-President, Public and Legal Affairs and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

Except as otherwise indicated, the information contained herein is given as of December 17, 2004. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts described herein are in Canadian dollars. For this reason among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

SOLICITATION OF PROXIES

     This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, February 2, 2005, at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

     The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person who need not be a shareholder, other than the persons designated in the enclosed form of proxy, to represent him or her at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXY

     A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, FOR the special resolution authorizing the Corporation to amend its Articles of incorporation in order to (i) create a new class of shares, namely an unlimited number of Common Shares; (ii) change each of the issued and outstanding Class A Subordinate Voting Shares into one of the Common Shares created hereby; (iii) after giving effect to the aforesaid change, remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto; and (iv) change the French version of its name from “Les Vêtements de Sports Gildan Inc.” to “Les Vêtements de Sport Gildan Inc.”, FOR the special resolution authorizing the Corporation to further amend its Articles of incorporation in order to change the maximum number of directors from fifteen (15) to ten (10), FOR the resolution to confirm the adoption and ratify the Shareholder Rights Plan adopted by the Board of Directors on December 1, 2004, the whole as described in this Circular, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As of December 17, 2004, there were 29,716,530 Class A Subordinate Voting Shares of the Corporation (the “Class A Subordinate Voting Shares”) issued and outstanding.

     The Class A Subordinate Voting Shares are restricted shares under Canadian securities legislation, in view of the fact that their voting rights are inferior to the voting rights of the Class B Multiple Voting Shares. Under the current Articles of the Corporation, holders of Class B Multiple Voting Shares and Class A Subordinate Voting Shares generally vote together as a single class with respect to all matters submitted to a vote of shareholders. Except in limited circumstances, each Class B Multiple Voting Share entitles the holder thereof to eight (8) votes, whereas each Class A Subordinate Voting Share entitles the holder thereof to one (1) vote, on a ballot. On March 1, 2004, Messrs. H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch, through their respective holding corporations, converted all of their Class B Multiple Voting Shares of the Corporation into Class A Subordinate Voting Shares on a one-for-one basis with no conversion premium. As a result of the conversion, no Class B Multiple Voting Shares are issued and outstanding. As described in this Circular, and subject to the approval of the Corporation’s shareholders, the Corporation intends to create a new class of Common Shares and remove the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares.

     Holders of Class A Subordinate Voting Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 30, 2004, being the date fixed by the Corporation for determination of the registered holders of Class A Subordinate Voting Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Class A Subordinate Voting Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 17, 2004, there was an aggregate of 29,716,530 votes attached to the Class A Subordinate Voting Shares entitled to be voted at the Meeting or any adjournment thereof.

     To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Class A Subordinate Voting Shares of the Corporation is Franklin Templeton Investments Corp., a wholly-owned subsidiary of Franklin Resources, Inc., which owns 4,215,059 Class A Subordinate Voting Shares, representing 14.184% of the voting rights attached to all Class A Subordinate Voting Shares.

NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of his or her Class A Subordinate Voting Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

     In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Class A Subordinate Voting Shares which they beneficially own.

     Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

     In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

     A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

ELECTION OF DIRECTORS

     The Articles of the Corporation currently provide that the Board of Directors shall consist of not less than five (5) and not more than fifteen (15) directors. As mentioned in this Circular, the Board of Directors is proposing that the maximum number of directors be changed to ten (10) (see “Amendment to the Number of Directors of the Corporation”). The Board nominates the seven (7) persons named hereinafter for re-election as directors, to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated. If prior to the Meeting, any of the nominees shall be unable or, for any reason, shall become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors, unless such shareholder has specified in the form of proxy or voting instruction form that his or her shares are to be withheld from voting on the election of directors. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

     The following pages set out the names of proposed nominees for election as directors, together with their year of birth, municipality of residence, date first elected or appointed as a director, principal occupation and principal directorships with other organizations. Also indicated for each person proposed as a director is the number of Class A Subordinate Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such person, the number of options held by such person, as well as the committees of the Board on which such person serves.

     Mr. Edwin B. Tisch has advised the Corporation that he will retire as Executive Vice-President, Manufacturing effective December 31, 2004. Consequently, he has not been nominated, and will not stand, for re-election as a director.

     A “Record of Attendance by Directors” at meetings of the Board and its committees for the twelve (12) month period ended October 3, 2004 is set out in Schedule “D” hereto and the list of committee members is set out in Schedule “E” hereto.

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

Robert M. Baylis, born in 1938
Darien, Connecticut, United States

Corporate Director.

Mr. Baylis serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels and resorts), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider).

	February 1999	Chairman of the Board of Directors(2) Chairman of the Corporate Governance Committee Member of the Compensation and Human Resources Committee	Class A Subordinate Voting Shares Stock Options	20,000 10,825

Glenn J. Chamandy, born in 1961 Montreal, Québec, Canada President and Chief Executive Officer of the Corporation Mr. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years.	May 1984	—	Class A Subordinate Voting Shares(3) Stock Options	2,763,200 64,459

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

William H. Houston III, born in 1934
Memphis, Tennessee, United States

President of World Trade Link, an international business consulting firm he founded in 1988.

Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988, and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

	November 1997	Member of the Compensation and Human Resources Committee Member of the Corporate Governance Committee	Class A Subordinate Voting Shares(4) Stock Options	4,000 728

Pierre Robitaille, born in 1943
St-Lambert, Québec, Canada

Business Advisor and Corporate Director.

Mr. Pierre Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than 20 years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montréal Office, President of the firm in Québec, and member of its national board of directors.

Mr. Robitaille also serves on the board of directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company) and Groupe Beauchemin Éditeur Ltée (publisher).

	February 2003	Chairman of the Audit and Finance Committee Member of the Corporate Governance Committee	Class A Subordinate Voting Shares Stock Options	5,000 Nil

Dr. Gerald H.B. Ross, born in 1944
Montréal, Québec, Canada

Dean, Faculty of Management
McGill University.

Dr. Gerald H. B. Ross is Dean of the Faculty of Management of McGill University. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consultancy specializing in helping organizations create new strategic directions and manage change.

	February 2003	Member of the Audit and Finance Committee Member of the Compensation and Human Resources Committee	Class A Subordinate Voting Shares Stock Options	1,000 Nil

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

Richard P. Strubel, born in 1939
Chicago, Illinois, United States

Vice Chairman and Director of Unext Inc, a provider of advanced education over the Internet.

Mr. Strubel also serves on the board of directors of the Northern Funds and Northern Institutional Funds of The Northern Trust (financial services provider), the mutual funds of Goldman Sachs & Co. and Cantilever Technologies (software developer).

	February 1999	Chairman of the Compensation and Human Resources Committee Member of the Audit and Finance Committee	Class A Subordinate Voting Shares Stock Options	6,000 11,144

Gonzalo F. Valdes-Fauli, born in 1946
Havana, Cuba

Chairman of the Board of Broadspan Capital, an investment banking firm focussed on providing merger and acquisition advisory services.

Mr. Valdes-Fauli previously spent his career in positions of increasingly senior responsibility with a major UK-based global bank, Barclays Bank PLC (financial services provider), retiring in 2001 as Vice Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross and Blue Shield of Florida (health insurance provider), Knight Ridder, Inc. (newspaper and Internet publishing) and Banco Mercantil (financial services provider), Dominican Republic.

	October 2004	Member of the Audit and Finance Committee Member of the Corporate Governance Committee	Class A Subordinate Voting Shares Stock Options	1,500 Nil

(1)	The information as to Class A Subordinate Voting Shares beneficially owned, controlled or directed by each proposed nominee, has been furnished by the respective nominees individually.
(2)	Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.
(3)	Of these Class A Multiple Voting Shares, 2,749,200 are registered in the name of Glenn Chamandy Holdings Corporation.
(4)	These Class A Subordinate Voting Shares are held in trust for the benefit of Mr. Houston’s wife.

2004 COMPENSATION OF OUTSIDE DIRECTORS

     Annual retainers and attendance fees were paid to the members of the Board of Directors who are not employees or officers of the Corporation (“Outside Directors”) on the following basis during the year ended October 3, 2004:

•	annual Board retainer	$47,500
•	the Lead Director/Chairman of the Board received an additional annual retainer	$47,500
•	each of the committee chairpersons received an additional annual retainer	$ 9,000
•	annual committee retainer (excluding committee chairpersons)	$ 1,000
•	each Board or committee meeting attended	$ 1,250

    Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. In fiscal 2004, Outside Directors residing in the United States received the foregoing amounts in U.S. dollars. For example, the basic annual retainer paid was US$47,500, as opposed to the U.S. dollar equivalent of Cdn$47,500. From the first quarter of fiscal 2005 and thereafter, all directors will receive these amounts in U.S. dollars.

Corporation’s Stock Ownership Policy for Directors

     On August 3, 2004, the Board of Directors adopted a stock ownership policy for directors (the “Corporation’s Ownership Policy”) pursuant to which each Outstide Director is expected, over a period of five (5) years, to own and maintain ownership of an amount of the Corporation’s shares which is equivalent in value to three (3) times the annual Board retainer (based on the market value of the Class A Subordinate Voting Shares on the New York Stock Exchange).

Deferred Share Unit Plan

     On August 3, 2004, the Corporation adopted a deferred share unit plan (the “DSUP”) for the Outside Directors. The DSUP is intended to align the interests of such directors with those of the Corporation’s shareholders. The DSUP is effective as of the first quarter of fiscal 2005.

     Under the DSUP, until an Outside Director meets the holding requirements set forth in the Corporation’s Ownership Policy, such director must receive, in the form of deferred share units (“DSUs”), 50% of the annual Board retainer fee payable quarterly to him or her, and may elect to receive in the form of DSUs any percentage, up to 100%, of the balance of the fees payable in respect of serving as a director. Once the Outside Director meets the holding requirements set forth in the Corporation’s Ownership Policy, such director may elect to receive, in the form of DSUs, up to 100% of all fees payable in respect of serving as a director. Under the DSUP, Outside Directors are credited, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Class A Subordinate Voting Shares of the Corporation (or Common Shares of the Corporation upon the change of Class A Subordinate Voting Shares into Common Shares as described herein) on the New York Stock Exchange for the five (5) trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable and the value thereof payable only after the director ceases to act as a director of the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The Summary Compensation Table shows certain compensation information for the Chief Executive Officers, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation (collectively, the “Named Executive Officers”) for services rendered in all capacities during the fiscal years ended October 3, 2004, October 5, 2003 and September 29, 2002.

						Long-term Compensation

		Annual Compensation				Awards		Payouts(2)

Name Principal Position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)		Shares Under Options Granted (#)	Restricted Share Units ($)		($)	All Other Compensation ($)

GLENN J. CHAMANDY	2004	530,500	669,098	73,588	(3)	—	—		—	26,525
President and	2003	515,000	428,480	15,022	(3)	34,000	—		—	32,378
Chief Executive Officer	2002	500,000	819,000	17,751	(3)	—	—		—	39,392

H. GREG CHAMANDY (5)	2004	442,083	669,098	93,142	(3)(6)	—	—		—	5,784,529
Former Chairman of the	2003	515,000	428,480	99,255	(3)(8)	34,000	—		—	32,378
Board and Chief	2002	500,000	819,000	17,751	(3)	—	—		—	39,392
Executive Officer

EDWIN B. TISCH	2004	414,000	522,162	74,904	(9)	—	—		—	20,700
Executive Vice-President,	2003	402,000	257,280	—		16,000	—		—	22,738
Manufacturing	2002	390,000	532,350	—		—	—		—	31,615

LAURENCE G. SELLYN	2004	414,000	522,162	—		—	1,983,000	(10)	—	19,832
Executive Vice-President,	2003	350,000	224,000	—		12,000	—		—	19,299
Finance and Chief Financial	2002	290,000	395,850	—		—	—		—	23,439
Officer

GEORGES SAM YU SUM	2004	226,500	219,750	—		—	—		—	11,325
Executive Vice-President,	2003	220,000	140,800	—		—	—		—	11,000
Operations	2002	200,000	273,000	—		—	—		—	10,000

MICHAEL R. HOFFMAN (11)	2004	190,500	184,823	193,367	(12)	—	285,400	(10)	—	9,525
President, Gildan	2003	185,000	118,400	116,099	(13)	—	—		—	—
Activewear SRL	2002	178,500	243,653	113,125	(13)	—	—		—	—

(1)

Perquisites and other personal benefits which in the aggregate do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year have been excluded.

(2)

There were no long-term compensation payouts during the fiscal years ended October 3, 2004, October 5, 2003 and September 29, 2002 other than the exercise of options described hereinafter in this Circular.

(3)

These amounts include interest benefits, imputed at annual rates of 2.75%, 3.25% and 3.25% for fiscal 2004, 2003 and 2002 respectively, on loans made available to the Named Executive Officer. These loans have been fully repaid.

(4)	This amount also includes $26,621 under the flexible perquisites account and $23,296 representing the incremental cost to the Corporation for the use by Glenn J. Chamandy of the corporate aircraft.
(5)	H. Greg Chamandy retired as Chairman of the Board, Co-Chief Executive Officer and Chairman of the Executive Committee effective August 3, 2004.
(6)	This amount also includes $46,683 representing the incremental cost to the Corporation for the use by H. Greg Chamandy of the corporate aircraft.
(7)

Upon H. Greg Chamandy’s retirement, the Corporation paid Mr. Chamandy an amount of $3,314,591 and agreed to pay additional compensation, in accordance with his employment agreement, representing bonus and various benefits and perquisites entitlements until January 2009, in an amount estimated at $2,447,834.

(8)	This amount also includes $48,287 representing the incremental cost to the Corporation for the use by H. Greg Chamandy of the corporate aircraft.
(9)	This amount includes $24,529 under the flexible perquisites account and $39,733 for individual financial counseling.
(10)

Laurence G. Sellyn and Michael R. Hoffman held 50,000 and 10,000 Restricted Share Units (RSUs) respectively, under the Corporation’s Long Term Incentive Plan, as of October 3, 2004. The Long Term Incentive Plan of the Corporation provides for adjustments in certain circumstances, such as the issue of a stock dividend to holders of Class A Subordinate Voting Shares.

(11)	All amounts indicated in regard of Michael R. Hoffman are in U.S. dollars.
(12)	This amount includes a US$81,000 housing allowance and US$64,431 for tax equalization allowance made available to the Named Executive Officer.
(13)	This amount includes a US$72,000 housing allowance made available to the Named Executive Officer.

Short Term Incentive Program

     Annual Incentive Plan

     The Corporation’s Annual Incentive Plan, known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards), is intended to align the financial interests and motivations of the Corporation’s management team and employees with those of the Corporation’s shareholders. Substantially all permanent full-time salaried employees of the Corporation, excluding employees of certain manufacturing facilities which have productivity bonuses, are eligible for bonuses under SCORES.

     The Corporation will pay a bonus based on a predetermined target percentage of each eligible employee’s base compensation. For a given fiscal year, actual paid bonuses will depend on the performance of two separate factors: a corporate financial factor based on return on assets (the “Corporate Financial Factor”) and, for the majority of employees, supplementary individual objectives related to the area of responsibility of each employee (the “Objectives”).

     Each fiscal year, the Corporation sets a target performance for the Corporate Financial Factor and a target performance is identified for the Objectives of each employee. The combined performance of both factors (Corporate Financial Factor and Objectives) can result in bonuses ranging from zero to twice the predetermined target percentage.

     In the case of the most senior executives, including the Named Executive Officers, Objectives are replaced by strategic team objectives (the “Strategic Multiplier”). The Strategic Multiplier combines key strategic and operational objectives predetermined by the Board of Directors for each fiscal year. The combined performance of both factors (Corporate Financial Factor and Strategic Multiplier) can result in bonuses ranging from zero to a maximum of three times the predetermined target percentage. Such percentages vary between 50% and 65% of base salary.

     Basing bonuses on the Corporate Financial Factor is intended to ensure that management’s incentive-based compensation reflects its effectiveness in managing the level of investment required to generate the forecasted earnings.

     The Corporate Financial Factor set by the Corporation for the purpose of determining annual incentive payments reflects aggressive targets for year-over-year financial performance. In fiscal 2004, under SCORES, actual performance reflected in the Corporate Financial Factor of the Corporation has resulted in approximately 66% of the maximum level.

Long Term Incentive Programs

     Long Term Incentive Plan

     The Corporation’s Long Term Incentive Plan (the “LTIP”) came into effect in June 1998 and is designed to assist in attracting, motivating and retaining executives and other key employees and to better align their interests with those of the Corporation’s shareholders. The LTIP provides for the granting of options to non-employee directors, officers and other key employees of the Corporation and its subsidiaries. The LTIP is administered by the Board of Directors. Grant levels of options depend on the position and salary level of the employee and are based on the highest of the closing prices of the Class A Subordinate Voting Shares (or Common Shares of the Corporation upon the change of Class A Subordinate Voting Shares into Common Shares as described herein) on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “Gildan Market Value”) on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors which may not be longer than ten (10) years from the effective date of the grant. The exercise price payable for each Class A Subordinate Voting Share covered by an option is equal to the Gildan Market Value.

     On December 3, 2003 and on February 4, 2004, the Board of Directors and the shareholders of the Corporation, respectively, approved an amendment to the LTIP to allow the Board of Directors to grant restricted share units (“RSUs”) under the LTIP. An RSU is the right of an individual to whom a grant of such unit is made to receive one Class A Subordinate Voting Share (or a Common Share of the Corporation upon the change of Class A Subordinate Voting Shares into Common Shares, as described herein) at the end of the vesting period upon the attainment of specified performance objectives, if any. Grant levels of RSUs are determined by the Board of Directors on the basis of merit and relative contribution of the participant to the Corporation. The RSUs may be subject to the attainment of performance objectives established by the Board of Directors at the time of grant. At the end of the vesting period, which is a maximum of ten (10) years, the Class A Subordinate Voting Shares to which a holder of RSUs is entitled will be issued from treasury under the share limit provided in the LTIP. In fiscal 2004, the Corporation granted RSUs with five (5) year vesting periods. For each such grant, 50% (one half) of the grant was subject to the attainment of performance objectives and 50% (one half) was not.

     The total number of shares authorized for issuance under the LTIP is 2,768,888 Class A Subordinate Voting Shares. 116,334 Class A Subordinate Voting Shares have been reserved for issuance upon the vesting of RSUs, the balance being reserved for issuance pursuant to the exercise of options. However, the Board of Directors has, pursuant to the terms of the amended LTIP, the discretionary authority to allocate a higher number of shares to be reserved for issuance upon the exercise of options or the vesting of RSUs, as the case may be, should further shares become available under the LTIP as a result of the expiry or termination of options or RSUs, the whole without increasing the total number of shares authorized for issuance under the LTIP. Notwithstanding the foregoing, the maximum number of Class A Subordinate Voting Shares which may be reserved under the LTIP for issuance upon the vesting of RSUs shall at no time exceed 300,000 shares. The LTIP provides that, unless shareholder approval is obtained, the number of Class A Subordinate Voting Shares reserved for issuance to insiders of the Corporation pursuant to the exercise of options thereunder or upon the vesting of RSUs, as well as under the Corporation’s other share compensation arrangements, will be limited to 10% of the Class A Subordinate Voting Shares issued and outstanding. The LTIP further provides for certain limits on the number of Class A Subordinate Voting Shares which the Corporation may issue to insiders and their associates in any one-year period under all share compensation arrangements of the Corporation.

     Options Granted During the Financial Year

     No stock option grants have been made to Named Executive Officers or to other employees of the Corporation under the LTIP during the financial year ended October 3, 2004.

     Aggregated Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

     The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options exercised during the year ended October 3, 2004, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at October 3, 2004 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the market value of the Class A Subordinate Voting Shares on the TSX on October 1, 2004, which was $35.50 per share, and the exercise or base price of the options. The aggregate values indicated with respect to unexercised in-the-money options at financial year-end have not been, and may never be, realized. These options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Class A Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized.

			Unexercised Options at Financial Year-end (#)		Value of Unexercised In-the-Money Options at Financial Year-end ($)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Glenn J. Chamandy	NIL	NIL	51,972	12,487	906,032	127,992
H. Greg Chamandy	65,460	936,844	NIL	NIL	NIL	NIL
Edwin B. Tisch	5,000	122,315	18,609	7,805	223,367	80,001
Laurence G. Sellyn	NIL	NIL	6,105	15,053	62,576	31,293
Georges Sam Yu Sum	10,000	384,750	45,549	2,775	480,877	28,444
Michael R. Hoffman	12,000	462,500	17,467	8,667	57,320	26,667

     Restricted Share Unit Plan

     The Restricted Share Unit Plan (the “RSUP”) of the Corporation was adopted by the Board of Directors on August 3, 2004. It is intended to allow the Board of Directors to grant RSUs, as appropriate, to officers, key employees and non-employee directors of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers, key employees and non-employee directors. The RSUP is administered by the Board of directors. Under the RSUP, the Board may designate certain officers, key employees or non-employee directors to participate in the RSUP and may determine the number of RSUs granted to them. In addition, the Board has discretion to establish the date on which RSUs are granted and the date on which the award is fully vested, the performance objectives which must be attained for an RSU award to vest, if any, and other particulars applicable to such an award. An RSU represents the right of a participant under the RSUP to whom a grant of such unit is made to receive one Class A Subordinate Voting Share (or a Common Share of the Corporation upon the change of Class A Subordinate Voting Shares into Common Shares as described herein) or cash, as described below, on the vesting date. The vesting period is of a maximum of three (3) years. Unless an award has expired pursuant to certain limited circumstances described in the RSUP, the Corporation will, no later than five (5) business days after the vesting date, direct a third party broker to purchase the number of Class A Subordinate Voting Shares represented by such vested award on the secondary market for delivery to an RSU holder or pay to the RSU holder an amount in cash equal to the average of the closing prices of the shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding such date, subject to adjustments made pursuant to the RSUP. No shares are issued from treasury under the RSUP, which is therefore non-dilutive. No grant has been made so far under the RSUP, but the Board intends to use such plan on a discretionary basis when RSUs will no longer be available under the LTIP.

RRSP/DPSP/SRRP Program

     Pursuant to the Corporation’s RRSP/DPSP/SRRP Program, the Named Executive Officers and other members of management of the Corporation receive under the Deferred Profit Sharing Plan (DPSP) of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan (RRSP) up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their voluntary contributions, the additional amount is invested in a Supplemental Retirement Savings Plan (SRRP).

Defined Benefit Plan

     The Corporation has put in place a non-registered defined benefit plan for Edwin B. Tisch. The defined benefit plan will provide Mr. Tisch or his spouse, as the case may be, with an annual pension benefit from the later of Mr. Tisch reaching age 65 or his retirement, until the later of his death or the death of his spouse, with a minimum guaranteed payment period of ten (10) years. The annual pension benefit payable under the non-registered defined benefit plan shall be payable in monthly instalments and is equal to $100,000 if Mr. Tisch retires at age 65, or the actuarial equivalent of this amount if he retires after age 65. Mr. Tisch, who is 66 years old, has informed the Corporation that he plans to retire effective December 31, 2004. Following his retirement, these amounts will be paid to him.

Employment Agreements and Change of Control Agreements

     The Corporation has entered into employment agreements (the “Employment Agreements”) with each of Glenn J. Chamandy, Edwin B. Tisch, Laurence G. Sellyn and Georges Sam Yu Sum. The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies. The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice in the case of Messrs. Chamandy and Tisch and upon at least two (2) months’ written notice in the case of Messrs. Sellyn and Sam Yu Sum.

     Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to, subject to applicable withholdings: (i) an amount equal to twenty-four (24) months’ base salary in the case of Messrs. Chamandy, Tisch and Sellyn and twelve (12) months’ base salary in the case of Mr. Sam Yu Sum (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period ; (ii) in the case of Messrs. Chamandy, Tisch and Sellyn, a one-time payment equal to twenty-four (24) months of the target annual bonus established under the Annual Incentive Plan; (iii) continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier; (iv) any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the Annual Incentive Plan; (v) the right to exercise vested options pursuant to the LTIP within ninety (90) days following termination of employment; and (vi) the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

     The Employment Agreements also provide that, following termination, the executive will not: (i) disclose to any person or use for his own purpose any confidential information or knowledge relating to the Corporation; (ii) solicit during the applicable Termination Period any of the Corporation’s customers with the intent of selling them any products which are similar to or competing with the Corporation’s products; or (iii) induce, entice or hire any of the Corporation’s employees, which restriction in the case of Mr. Sam Yu Sum is limited to the applicable Termination Period.

     In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of Glenn J. Chamandy, Edwin B. Tisch, Laurence G. Sellyn and Georges Sam Yu Sum. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of (a) 365 days from the date of the potential change of control, (b) his termination of employment by death or disability or, in the case of Messrs. Sellyn and Sam Yu Sum, by death, disability or for cause, or (c) his termination of employment by the Corporation without cause or by the executive with good reason.

     The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to, subject to applicable withholdings: (i) his full base salary through the date of termination; (ii) a one-time payment equal to thirty-six (36) months’ base salary in the case of Messrs. Chamandy, Tisch and Sellyn and twenty-four (24) months’ base salary in the case of Mr. Sam Yu Sum (each a “Severance Period”); (iii) any amounts required to be paid to him under any long term incentive plan of the Corporation, including the LTIP (upon the occurrence of transactions that would result in a change of control, all options become exercisable and RSUs become vested as of the date of the change of control, unless otherwise determined by the Board prior to the occurrence of the change of control); (iv) a one-time payment in lieu of the participation in the Annual Incentive Plan during the applicable Severance Period; (v) continuation of employee benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and (vi) any earned but unused vacation days.

Contractual Arrangements with H. Greg Chamandy

     Mr. H. Greg Chamandy retired as Chairman of the Board, Chairman of the Executive Committee and Co-Chief Executive Officer of the Corporation effective as of August 3, 2004. Please see “Executive Compensation — Summary Compensation Table” included hereinabove for details on the arrangements entered into between the Corporation and Mr. H. Greg Chamandy.

Composition of the Compensation and Human Resources Committee

     During the most recently completed year, the Corporation's Compensation and Human Resources Committee was composed of four (4) directors, all of whom are outside and unrelated directors, namely Messrs. Richard P. Strubel (Chairman), William H. Houston III, Robert M. Baylis and Gerald H.B. Ross.

Report on Executive Compensation

     General Principles of Executive Compensation

     Compensation of executive officers of the Corporation and its subsidiaries, including the Named Executive Officers whose names appear in the Summary Compensation Table under “Executive Compensation”, is recommended to the Board of Directors by the Corporation’s Compensation and Human Resources Committee.

     In order to ensure that the Corporation is able to attract, motivate and retain high-quality employees required for its success, the Corporation has developed and implemented a formal strategic policy regarding the compensation of its executives. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) links the executives’ interests with those of the Corporation’s shareholders and (c) rewards superior performance. The Reference Market is comprised of a combination of Canadian and United States companies involved in apparel and textile, consumer products and certain categories of high growth companies, as well as companies that have an entrepreneurial culture. The policy is comprised of three (3) components:

•

the base compensation strategy, which is intended to align base salaries with the median of those paid by companies contained in the Reference Market, as well as align benefits and perquisites with the local market median;

•

the short-term incentive program, namely the Corporation’s Annual Incentive Plan (more fully described on page 9 of this Circular), which aims at providing bonuses greater than the median of those offered by companies contained in the Reference Market in cases where specified financial objectives are attained. The Annual Incentive Plan has been developed to encourage and reward peak performance as the payouts occur only upon achieving the Corporation’s targets for returns on investment as well as key strategic business objectives; and

•o

the long-term incentive programs (namely the LTIP and the RSUP, described on pages 9 to 11 of this Circular), which aim at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Market if the Corporation achieves its aggressive profit and growth targets. To encourage retention and focus management on achieving the next level of growth, the Corporation has issued RSUs under the LTIP which vest at the end of a five (5) year period, subject to the achievement of performance objectives in the case of half of the RSUs granted. On August 3, 2004, the Corporation adopted the RSUP because the current reserve level of RSUs under the LTIP will not allow for enough grants to meet the Corporation’s total compensation policy. However, the Corporation has not yet made any grants under the RSUP.

     Compensation of Chief Executive Officer

     The compensation of the Chief Executive Officer is governed by the Corporation’s executive compensation policy described above. The Chief Executive Officer’s base compensation for fiscal 2004 is within the range of the median value of the companies contained in the Reference Market. The Chief Executive Officer received a bonus based on the SCORES program and the strategic multiplier for fiscal 2004, as determined pursuant to the Annual Incentive Plan of the Corporation. No options were granted to the Chief Executive Officer during the financial year ended October 3, 2004.

     On behalf of the Compensation and Human Resources Committee:

Richard P. Strubel, Chairman William H. Houston III Robert M. Baylis Gerald H.B. Ross

ERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder return on an investment of $100 in Class A Subordinate Voting Shares made on October 3, 1999 with the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Index, assuming reinvestment of all dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table provides, for fiscal 2004, with respect to the LTIP:

(i)	the number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)	the weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)	the number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan category		Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)

Equity compensation plan approved by securityholders
-	LTIP	571,323	$ 25.75	Nil

     The Corporation does not have any equity compensation plan, under which equity securities are authorized for issuance, not previously approved by shareholders.

Employee Share Purchase Plan

     On May 29, 2000, the Corporation adopted an Employee Share Purchase Plan (the “Plan”) which provides an opportunity for full time or regular part time employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between one (1) and ten (10) percent of his or her annual income for any given year toward the purchase of Class A Subordinate Voting Shares (or Common Shares of the Corporation upon the change of Class A Subordinate Voting Shares into Common Shares as described herein). The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. As soon as practicable following remittance of such contributions to the custodian, the custodian purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Class A Subordinate Voting Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Class A Subordinate Voting Shares at the end of such month. At the Corporation’s discretion, an equivalent number of Class A Subordinate Voting Shares may be purchased on the open market, in which case the Corporation remits to the custodian the additional funds required to settle such purchase. In the event of the death, retirement or termination of employment of the participant, the custodian will remit to the estate of the deceased participant, to the retired employee or to the former employee, as the case may be, a certificate registered in the participant’s name representing the number of Class A Subordinate Voting Shares standing to the credit of such participant as well as a cash payment for any fraction of such shares and any contribution not yet invested as of the date of such participant’s death, retirement or termination. The Corporation assumes all administrative costs associated with the Plan as well as the cost of issuing a share certificate once per year.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As at December 17, 2004, no amount was owed to the Corporation or any of its subsidiaries by any of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries, exclusive of travel advances as permitted by applicable securities laws. The following table provides information regarding indebtedness owed during the year to the Corporation by each individual who currently is or at any time during fiscal 2004 has been a director or officer of the Corporation, or an associate of any of the foregoing. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2004.

     Table of Indebtedness of Directors and Officers

Name and Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding for the year ended October 3, 2004	Amount Outstanding at December 17, 2004

Glenn J. Chamandy	Lender	$450,000 (1)	Nil
President and Chief Executive Officer

(1)

Glenn J. Chamandy received an interest-free loan of $750,000 on December 8, 1999. This loan was originally repayable in ten (10) equal and consecutive annual installments of $75,000 without interest but was fully re-paid in December 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors considers excellent corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the TSX, the Corporation is required to disclose information relating to its system of corporate governance with reference to the TSX Corporate Governance Standards (the “TSX Standards”).

     In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with the TSX Standards and other Canadian securities legislation as well as the NYSE Corporate Governance Listing Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the TSX Standards is set out in Schedule “F” to this Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability which may be incurred by them in these capacities. The current policy limit is US$100,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, in which cases the deductible is US$500,000), as well as specific exclusions which are usually contained in policies of this nature. The total annual premium paid during the financial year ended October 3, 2004 in respect of this policy was US$1,876,675. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

NORMAL COURSE ISSUER BID

     The Corporation has renewed, subject to regulatory approval, a normal course issuer bid for a maximum of 500,000 Class A Subordinate Voting Shares, representing approximately 1.682% of the total outstanding Class A Subordinate Voting Shares as at December 17, 2004. Any purchases under the renewed bid will be made during the period from December 22, 2004 to December 21, 2005, and will be made on the open market through the facilities of the TSX in compliance with its rules and policies. Shares purchased under the bid will be cancelled. As at December 17, 2004, there were 29,716,530 Class A Subordinate Voting Shares issued and outstanding. In the event that, during the course of the normal course issuer bid, the Class A Subordinate Voting Shares trade at a price range that does not adequately reflect their value in relation to the Corporation’s assets, business and future business prospects, the Corporation believes that the purchase of up to 500,000 of its outstanding Class A Subordinate Voting Shares made under the normal course issuer bid will represent an appropriate use of the Corporation’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities. Shareholders may obtain copies of the notice of intention without charge by contacting the Corporation in writing or otherwise, to the attention of the Corporate Secretary.

AMENDMENT TO THE SHARE CAPITAL AND NAME OF THE CORPORATION

     On March 1, 2004, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch, through their respective holding corporations, converted all of their Class B Multiple Voting Shares held in the share capital of the Corporation into Class A Subordinate Voting Shares on a one-for-one basis and with no conversion premium. This conversion was carried out in accordance with the Articles of the Corporation.

     Because there are no longer any Class B Multiple Voting Shares of the Corporation issued and outstanding, the Board of Directors adopted a resolution, on December 1, 2004, subject to confirmation by special resolution of the shareholders, to amend the Articles of the Corporation in order to:

(i)	create a new class of Common Shares;

(ii)	change each of the issued and outstanding Class A Subordinate Voting Shares into one of the Common Shares created hereby; and

(iii)	remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto,

the whole in accordance with the resolution included as Schedule “A” to this Circular. The Corporation is also taking this opportunity to rectify its Articles by revising the French form of its name from “Les Vêtements de Sports Gildan Inc.” to “Les Vêtements de Sport Gildan Inc.”

     Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the special resolution (the full text of which is reproduced as Schedule “A” to this Circular), which requires an affirmative vote of not less than two-thirds of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the special resolution.

AMENDMENT TO THE NUMBER OF DIRECTORS OF THE CORPORATION

     The Board of Directors, at its meeting held on December 1, 2004, adopted a resolution, subject to confirmation by special resolution of the shareholders, to amend the Articles of the Corporation so that the maximum number of directors be changed from fifteen (15) to ten (10). Such amendment is motivated by current corporate governance best practices promoting board effectiveness, and particularly that boards have a number of directors which facilitate effective decision-making.

     Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the special resolution (the full text of which is reproduced as Schedule “B” to this Circular), which requires an affirmative vote of not less than two-thirds of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the special resolution.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

     At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve the ordinary resolution confirming the ratification of the shareholder rights plan (the “Rights Plan”) adopted by the Board of Directors on December 1, 2004. On that same date, the Corporation also entered into a shareholder rights plan agreement with Computershare Trust Company of Canada (the “Rights Agreement”). The Rights Plan became effective on December 1, 2004. Under the listing policies of the TSX, a shareholder rights plan must be ratified by a corporation’s shareholders within six (6) months of its adoption. The TSX has advised the Corporation that this requirement will be satisfied in respect of the Rights Plan if the resolution approving the Rights Plan, a copy of which is reproduced at Schedule “C” to this Circular, is approved by a majority of the votes cast at the Meeting.

Objectives and Background of the Rights Plan

     The Rights Plan is designed to provide the Corporation’s shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.

     In recommending the confirmation and ratification of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders may tender their Shares (as defined below) to a take-over bid as long as the bid meets the “Permitted Bid” criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

     A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent successful completion of the bid, but only to the extent that the board of directors actively seeks alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed.

     The Rights Plan is therefore designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Shares, other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

     The Rights Plan was not adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. The Rights Plan will be in effect for three (3) years, with one renewal option, subject to shareholder approval.

     In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Board of Directors believes that such legislation may not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or, where appropriate, give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender their Shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Class A Subordinate Voting Shares (or, if the required majority of shareholders vote in favour of the special resolution reproduced in Schedule “A” to this Circular to exchange, on a one-for-one basis, all issued and outstanding Class A Subordinate Voting Shares for Common Shares, of such a partial bid for less than all of the Common Shares of the Corporation then issued and outstanding) (the Class A Subordinate Voting Shares or the Common Shares, as the case may be, being referred to as the “Shares” for the purposes of this section), where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of Shares at a premium to market price, which premium is not shared with the other shareholders.

     The Rights Plan does not preclude any shareholder from using the proxy mechanism of the Canada Business Corporations Act, the Corporation’s governing corporate statute, to promote a change in the Corporation’s management or in the Board of Directors, and it will have no effect on the rights of holders of the Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

     In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.

     The Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (as defined below) occurs and the rights separate from the Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

     The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Rights Agreement.

     The Rights Agreement is available on SEDAR at www.sedar.com and on EDGAR, at www.sec.gov, under the name of Gildan Activewear Inc. as a filing made on December 2, 2004.

     Operation of the Rights Plan

     Pursuant to the terms of the Rights Agreement, one right was issued in respect of each Share outstanding as at the close of business on December 1, 2004 (the “Record Time”). In addition, one right will be issued for each additional Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Shares as determined at the Separation Time, multiplied by five (5), subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right shall constitute the right for the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Corporation that number of Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price of a Share is $40, the exercise price would be $200 (5 x $40) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase ten (10) Shares (two (2) times the exercise price divided by the Market Price, or (2 x $200) / $40 = 10 Shares) for an aggregate exercise price of $200.

     Trading of Rights

     Until the Separation Time, the rights trade with the Shares and are represented by the same share certificates as the Shares or by an entry in the Corporation’s securities register in respect of any outstanding Shares. Upon the occurrence of a Flip-in Event, from and after the Separation Time and prior to the Expiration Time, the rights would be evidenced by rights certificates and trade separately from the Shares. The rights do not carry any of the rights attaching to the Shares such as voting or dividend rights.

     Separation Time

     The rights will separate from the Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth (8th)Trading Day (as defined below) after the earlier of:

1.	the first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below); and

2.

the date of the commencement of, or first public announcement or disclosure of, the intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid or a share exchange bid for 20% or more of the Corporation’s outstanding Shares (other than a Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid);

or such later time as may from time to time be determined by the Board of Directors.

     Flip-in Event

     The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of 20% or more of the outstanding Shares, other than by way of a Permitted Bid, or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”. After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Corporation such number of Shares as has an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.

     Exercise Price

     The exercise price is set at a multiple of five (5) times the Market Price of the Shares at the Separation Time, subject to anti-dilution adjustments.

     Definition of Market Price

     Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Share on each of the twenty (20) consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Shares are listed or admitted to trading is open for the transaction of business.

     Permitted Bid Requirements

     The requirements of a Permitted Bid are the following:

1.	the take-over bid must be made by means of a take-over bid circular to all holders of Shares, other than the offeror;

2.	the take-over bid must contain the following irrevocable and unqualified conditions:

(A)

no Shares shall be taken up or paid for (i) prior to the close of business on a date which is not less than sixty (60) days following the date of the bid, and (ii) unless, at the close of business on such date, the Shares deposited or tendered pursuant to the bid and not withdrawn constitute more than 50% of the then outstanding Shares which are held by the Corporation’s shareholders other than any Acquiring Person or offeror and their related parties (the “Independent Shareholders”);

(B)	unless the take-over bid is withdrawn, Shares may be deposited at any time prior to the close of business on the date of the first take-up of or payment for Shares;

(C)	Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(D)
if more than 50% of the then outstanding Shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Shares for not less than ten (10) business days from the date of such public announcement.

     The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no Shares shall be taken up and paid for prior to the close of business on a date which is not less than sixty (60) days following the date of the bid and must not permit Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date that is earlier than the later of (A) thirty-five (35) days (or such longer minimum period of days that a take-over bid must remain open for acceptance under applicable securities legislation) after the date of such take-over bid and (B) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made.

     Waiver and Redemption

     The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of the Shares. In these circumstances, such waiver shall also be deemed to be a waiver in respect of any other take-over bid made by way of a take-over bid circular to all holders of the Shares prior to the expiry of the first mentioned take-over bid.

     Subject to the prior consent of the holders of Shares (prior to the Separation Time) or rights (after the Separation Time), the Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.

     Amendment to the Rights Agreement

     The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of Shares or rights. The Corporation may, with the prior consent of the holders of Shares or rights, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes made by the Board of Directors.

     Fiduciary Duty of Board

     The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Corporation’s shareholders as are considered appropriate.

     Exemptions for Investment Advisors and Grandfathered Persons

     Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding Shares at the date of adoption of the Rights Plan shall not be considered an “Acquiring Person” (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Corporation’s outstanding voting shares).

     Term

     Unless terminated earlier in accordance with its applicable terms, the Rights Agreement will expire on the date on which the first annual meeting of the Corporation’s shareholders is held following the third anniversary of the date of the Rights Agreement or, if the Independent Shareholders re-approve the Rights Plan at or prior to such annual meeting of shareholders, then on December 1, 2010 (the “Expiration Time”).

Tax Consequences of the Rights Plan

     Certain Canadian Federal Income Tax Considerations of the Rights Plan

     The Corporation will not be required to include any amount in computing the Corporation’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the rights.

     Under the ITA, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.

     This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

     Eligibility for Investment

     Provided that the Corporation remains a “public corporation” for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the Shares under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

Approval of the Resolution

     The resolution in respect of the adoption and ratification of the Rights Plan, the text of which is reproduced at Schedule “C” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

     Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

APPOINTMENT OF AUDITORS

     KPMG LLP (“KPMG”), Chartered Accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2004, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $611,250 for fiscal 2004 and $586,400 for fiscal 2003.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $55,042 for fiscal 2004 and $75,856 for fiscal 2003. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were $218,505 for fiscal 2004 and $353,269 for fiscal 2003. These services consisted of: tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Corporation’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for professional services rendered for services associated with the assistance of statutory filing requirements were nil for fiscal 2004 and were $88,000 for fiscal 2003 for services associated with a foreign currency hedging study.

     All fees billed to the Corporation by KPMG in fiscal 2004 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the Board.

ADDITIONAL INFORMATION

     The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and Management’s Discussion and Analysis (MD&A) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at 725 Montée de Liesse, Ville St-Laurent, Quebec, H4T 1P5 or at www.sedar.com or www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

     Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 12, 2005.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

     The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montreal, Quebec, Canada, December 17, 2004.

By order of the board of directors,

Stéphane Lemay, Vice-President, Public and Legal Affairs and Corporate Secretary

SCHEDULE “A”

SPECIAL RESOLUTION

AMENDMENT TO THE
SHARE CAPITAL AND NAME OF THE CORPORATION

     Upon motion, duly proposed and seconded, it was resolved as a Special Resolution:

     1.      THAT the Corporation is hereby authorized to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act amending the Articles of the Corporation:

               (i)      to create a new class of shares namely an unlimited number of common shares;

               (ii)     to add the following rights, privileges, restrictions and conditions attaching to the class of common shares being hereby created:

               “3.3     Common Shares

                            The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

3.3.1
The Common Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares. Each holder of Common Shares shall have the right to receive any dividend declared by the Corporation and the right to receive the remaining property and assets of the Corporation on dissolution.

3.3.2
Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings of which only holders of another particular class or series shall have the right to vote. Each Common Share shall entitle the holder thereof to one (1) vote.”;

(iii)	to change each of the issued and outstanding Class A Subordinate Voting Shares into one of the common shares created hereby;

(iv)	after giving effect to the aforesaid change, to remove the following classes of shares as well as the rights, privileges, restrictions and conditions attaching thereto:

• an unlimited number of Class B Multiple Voting Shares, and

• an unlimited number of Class A Subordinate Voting Shares;

(v)	to change the French form of the name of the Corporation to:

LES VÊTEMENTS DE SPORT GILDAN INC.

     2.      THAT any director or officer of the Corporation is hereby authorized to sign and deliver, for and on behalf of the Corporation, the said Articles of Amendment and all such notices and other documents and do all such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.

SCHEDULE “B”

SPECIAL RESOLUTION

AMENDMENT TO THE NUMBER OF
DIRECTORS OF THE CORPORATION

     Upon motion, duly proposed and seconded, it was resolved as a Special Resolution:

1.

THAT the Corporation is hereby authorized to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act amending the Articles of the Corporation to change the maximum number of directors from fifteen (15) to ten (10) and to change the wording of item 5 of such articles to read as follows:

“Minimum 5 Maximum 10 - the number to be determined by the directors from time to time.”

2.
THAT any director or officer of the Corporation is hereby authorized to sign and deliver, for and on behalf of the Corporation, the said Articles of Amendment and all such notices and other documents and do all such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.

SCHEDULE “C”

RESOLUTION

ADOPTION AND RATIFICATION OF A SHAREHOLDER RIGHTS PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.

THAT the Shareholder Rights Plan evidenced by the shareholder rights plan agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated December 1, 2004 and substantially as described in the Management Proxy Circular of the Corporation dated December 17, 2004, be, and it is hereby, adopted and ratified;

2.

THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3.

THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution.

SCHEDULE “D”

RECORD OF ATTENDANCE BY DIRECTORS

For the 12 month-period ended October 3, 2004

Number of meetings attended

Directors	Board	Committees

Robert M. Baylis	10 of 10	17 of 17

William H. Houston III	10 of 10	13 of 13

Gerald H.B. Ross	9 of 10	13 of 13

Richard P. Strubel	10 of 10	13 of 13

Pierre Robitaille	10 of 10	13 of 13

Glenn J. Chamandy	10 of 10	N/A

Edwin B. Tisch	10 of 10	N/A

Summary of Board and Committee meetings held

Board (5 regular; 5 special)	10

Audit and Finance (4 regular)	4

Corporate Governance (4 regular; 5 special)	9

Compensation and Human Resources (4 regular)	4

* * *

SCHEDULE “E”

LIST OF COMMITTEE MEMBERS

AUDIT AND FINANCE COMMITTEE

Pierre Robitaille, Committee Chair

Robert M. Baylis
(Resigned from the committee on November 15, 2004)

Gerald H.B Ross

Richard P. Strubel

Gonzalo F. Valdes-Fauli
(Was appointed to the committee on November 15, 2004)

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Richard P. Strubel, Committee Chair Robert M. Baylis William H. Houston III Gerald H.B. Ross

CORPORATE GOVERNANCE COMMITTEE

Robert M. Baylis, Committee Chair William H. Houston III Pierre Robitaille Gonzalo F. Valdes-Fauli (Was appointed to the committee on November 15, 2004)

* * *

SCHEDULE “F”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the Toronto Stock Exchange (the “TSX”) Company Manual, every listed corporation incorporated in Canada must disclose on an annual basis its approach to corporate governance. The following table describes the corporate governance practices of the Corporation with specific reference to each of the guidelines set out in the TSX Company Manual.

In January 2004, the Canadian Securities Administrators (the “CSAs”) adopted Multilateral Instrument 52-110 (Audit Committees) and on October 29, 2004, certain amendments were proposed to such instrument (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules and proposed amendments and appropriate disclosure is made, where applicable, in connection therewith in the following table.

Also in January 2004, the CSAs proposed Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) and Multilateral Policy 58-201 (Effective Corporate Governance) and on October 29, 2004, certain amendments were proposed to such instrument and policy (together, the “Proposed CSA Corporate Governance Rules”), which relate to different matters pertaining to corporate governance. Since the CSAs have not yet adopted these proposals and because the Corporation believes that its corporate governance practices should be compared to the highest available standards, the Corporation refers to the Proposed CSA Corporate Governance Rules where applicable.

The Corporation has also disclosed, where applicable, a comparison with the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”).

The Corporation’s 2004 Annual Information Form, which will be available in February 2005 and which may be obtained on request from the Corporate Secretary of the Corporation or at www.sedar.com or www.sec.gov, will also contain information pertaining to corporate governance.

The Corporation is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.

Please also refer to the Corporate Governance Guidelines of the Corporation available on its website at www.gildan.com.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

1.
The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:
Ö

The mandate of the board of directors of the Corporation (the “Board” or the “Board of Directors”), which is included in this Circular as Schedule “G”, states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value[1]. Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Corporation also adopted a Code of Ethics and Business Conduct in November 2002[2], which is accessible on the Corporation’s website at www.gildan.com.

[1]	The Proposed CSA Corporate Governance Rules state that a board should adopt and disclose a written board mandate. The Corporation complies with such recommendation.
[2]	The Proposed CSA Corporate Governance Rules state that a board should adopt a written code of business conduct and ethics. Such code was adopted by the Board.
29
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

(a)	adoption of a strategic planning process;	Ö

The Board is actively involved in the Corporation’s strategic planning process. At least one special Board meeting each year is devoted to discussing and considering the strategic plan. The Board approves the Corporation’s strategic plan, which takes into account, among other matters, the opportunities and risks of its business. The Board also monitors the implementation of the business plan by management and advises management on strategic issues.

(b)	the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Ö

The Board ensures that management systems are in place to adequately identify, assess and manage the principal risks of the Corporation’s business. The annual strategic plan review with the Board includes a review of risk factors to the implementation of the plan and management’s actions being taken to manage such risks.

Periodically, the Audit and Finance Committee receives management’s report assessing the adequacy and effectiveness of the Corporation’s systems of internal control. The Audit and Finance Committee also reviews the Corporation’s insurance coverage annually and as may otherwise be appropriate. The committee also, from to time, reviews the Corporation’s exposure to and management of, other specific risks factors such as volatility of raw material prices.

(c)	succession planning, including appointing, training and monitoring senior management;	Ö
The Board, directly and through its Compensation and Human Resources Committee, is responsible for ensuring that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers. It chooses the Chief Executive Officer (“CEO”) and approves the appointment of other officers of the Corporation as well as the terms and conditions of their appointment and termination or retirement.

It ensures that the CEO has put into place succession planning processes and policies for management, including processes to identify, develop and retain the talent of outstanding personnel. It monitors and assesses the performance of the CEO and other officers of the Corporation and approves their compensation, taking into consideration Board expectations and fixed objectives.

The Compensation and Human Resources Committee takes reasonable measures to ensure that appropriate Human Resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence.

30
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

(d)	a communications policy for the Corporation; and	Ö
The Board approves communications to shareholders, including releases of quarterly and annual results, releases of material information to the public, notices and proxy circulars for shareholder meetings and other public disclosure documents. The CEO and the Executive Vice-President, Finance and Chief Financial Officer of the Corporation have been given primary responsibility for investor relations, to ensure that prompt response is made to shareholder inquiries and that significant issues raised by shareholders are addressed. Shareholders can provide feedback to the Corporation in a number of ways, including e-mail or calling a toll-free telephone number posted on the Corporation’s website.

On August 6, 2003 the Board approved the Corporation’s Communications Policy that covers the accurate and timely communication of material information. This policy includes procedures for communicating with analysts by conference calls. It is reviewed annually.

(e)	the integrity of the Corporation's internal control and management information systems.	Ö
The Board is responsible for monitoring the Corporation’s internal control and management information systems.

Through the Audit and Finance Committee, the Board periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control. The Audit and Finance Committee assists the Board with the oversight of the Corporation’s compliance with, and reviews the Corporation’s process to ensure compliance with, applicable legal and regulatory requirements.

2.
The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors. An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interest of the Corporation, other than interests and relationships arising from shareholding.
Ö
The Board is currently composed of eight (8) members and it is proposed by the Board that seven (7) of them be re-elected for the current year, as one of those eight (8) directors, Mr. Edwin B. Tisch, has advised the Corporation that he intends to retire from the Corporation on December 31, 2004. Of the current eight (8) Board members, two (2) directors (Messrs. Glenn J. Chamandy and Edwin B. Tisch) are officers of the Corporation and therefore do not qualify as “unrelated directors” within the meaning of the TSX Standards.

31
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

If the Corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have an interest in, or relationship with, either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

Ö
Based on the foregoing and on the information provided by directors as to their individual circumstances, the Board has determined that the remaining six (6) directors currently serving on the Board are "unrelated directors". They are Messrs. Robert M. Baylis, William H. Houston III, Pierre Robitaille, Gerald H.B. Ross, Richard P. Strubel and Gonzalo F. Valdes-Fauli.

The “unrelated directors” have no interest in or relationships with either the Corporation or its significant shareholders and their number fairly reflects the investment in the Corporation by shareholders other than the significant shareholders[3].

	Under the NYSE Standards, a majority of the board members should also qualify as “independent directors”.	Ö	The Board has determined that the six “unrelated directors” qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.
3.
The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the Board, which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder. Management directors are related directors. The Board will also be required to disclose on an annual basis, the analysis of the application of the principles supporting this conclusion.
Ö
The Board determines annually whether or not each director is an “unrelated director”. In order to make that determination, the Board analyses all relationships of the directors with the Corporation. Based on the foregoing and on the information provided by directors as to their individual circumstances, Messrs. Glenn J. Chamandy and Edwin B. Tisch do not qualify as “unrelated directors” because they are officers of the Corporation. The other directors, namely Messrs. Robert M. Baylis, William H. Houston III, Pierre Robitaille, Gerald H.B. Ross, Richard P. Strubel and Gonzalo F. Valdes-Fauli are “unrelated directors”. None of these “unrelated directors” work in the day-to-day operations of the Corporation, or are party to any material contracts with the Corporation or receive any fees from the Corporation other than as directors.

The Board is constituted with an appropriate number of directors which are not related to either the Corporation or its significant shareholder.

 The record of attendance of directors to Board and committee meetings is set forth as Schedule “D” of this Circular.

More information about each directors can be found on pages 4 to 6 of this Circular.

Under the NYSE Standards, certain relationships are inconsistent with the notion of independence. In addition, no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).
Ö
None of the “unrelated directors” has any relationship which could be inconsistent with the notion of independence under the NYSE Standards. In addition, the Board has determined that these directors have no material relationship with the Corporation as contemplated by the NYSE Standards.

[3]	The Proposed CSA Corporate Governance Rules state that a majority of directors should be independent. The Corporation complies with this recommendation.
32
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

4.
The Board of Directors should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.
Ö
The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs. The committee identifies candidates qualified to become Board members and selects or recommends that the Board selects director nominees for the next annual or special meeting of shareholders. It also establishes performance-enhancing measures, and assesses and reviews annually the performance and effectiveness of the Board, Board committees, the Board and committee chairs and individual directors. In certain circumstances, the committee may retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms. The mandate of the Corporate Governance Committee is attached as Schedule “H” to this Circular.

The Corporate Governance Committee is currently composed of four (4) outside directors, all of whom are unrelated, namely Messrs. Robert M. Baylis (Chairman), William H. Houston III, Pierre Robitaille and Gonzalo F. Valdes-Fauli 4.

	Under the NYSE Standards, the nominating committee should be composed solely of “independent directors” and should have its own charter.	Ö	The Board has determined that the members of the Corporate Governance Committee qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.
5.
The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
Ö
On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. In November 2004, questionnaires on the performance and effectiveness of the Board and directors were sent to the directors and the results were discussed at the meetings of the Corporate Governance Committee and of the Board on November 30 and December 1, 2004.

[4]
The Proposed CSA Corporate Governance Rules state that a board should appoint a nominating committee that is composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance Committee, pursuant to which such committee must be composed entirely of unrelated and independent directors.

33
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

6.	The Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	Ö
The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors[5].

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors will meet individually with the CEO and other senior executives.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

In addition, the Board Chair ensures that Board members have access to education and information on an on-going basis and as required. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are also invited to tour the Corporation’s various facilities.

7.
The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
Ö
The Board, through its Corporate Governance Committee, reviews the size and composition of the Board and its committees to ensure effective decision-making. The Board considers that its proposed size (seven (7) members) is well suited to the present circumstances of the Corporation and will allow for the efficient functioning of the Board as a decision-making body. In order to promote Board effectiveness, the Board adopted a resolution, on December 1, 2004 to amend the Articles of the Corporation so that the maximum number of directors be changed from fifteen (15) to ten (10). Such resolution is subject to confirmation by special resolution of the shareholders at the Meeting as more fully described in the Circular.

[5]
The Proposed CSA Corporate Governance Rules state that the Board should ensure that all new directors receive a comprehensive orientation and should provide continuing education opportunities for all directors. The Corporation has adopted a policy pursuant to which orientation is provided to new Board members and continuing education is provided to all directors.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

8
The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
Ö
The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees[6]. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See page 6 of this Circular for information about the compensation received by outside directors.

All members of the Corporate Governance and Compensation and Human Resources Committees are “unrelated” within the meaning of the TSX Standards.

	Under the NYSE Standards, the compensation committee should be composed solely of “independent directors” and should have its own charter.	Ö
The Board has determined that the members of the Corporate Governance and Compensation and Human Resources Committees are “independent directors” within the meaning of Section 303A(2) of the NYSE Standards.

9.	Committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated directors.	Ö
Schedule “E” to this Circular lists the committees of the Board and their composition. The mandates of the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee are attached as Schedules “H”, “I” and “J” to this Circular, respectively.

Each committee of the Board is composed entirely of outside, “unrelated” directors, as defined in the TSX Standards.

In addition, the Board has determined that all such committees are composed entirely of “independent” directors within the meaning of Section 303A(2) of the NYSE Standards.

The record of attendance at committee meetings is attached hereto as Schedule “D”.

10.
The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation’s approach to governance issues. This committee would, among other things, be responsible for the Corporation’s response to the TSX Standards.
Ö
The Corporate Governance Committee develops and reviews corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles. It ensures that a statement of corporate governance practices is included in the Corporation’s annual report or management proxy circular. Periodic updates on legal and regulatory developments are made by management to the Corporate Governance Committee.

The Corporate Governance Committee and the Board have reviewed and approved this Statement of Corporate Governance Practices.

The mandate of the Corporate Governance Committee is attached hereto as Schedule “H”.

[6]
The Proposed CSA Corporate Governance Rules state that a board should appoint a compensation committee composed entirely independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed of unrelated, independent directors.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

11.
The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.
Ö
The Board has adopted a formal Board mandate which is attached hereto as Schedule “G” and has also adopted formal mandates for the CEO, the Chairman of the Board and Board committee chairs. The Board expects the CEO and his management team to be responsible for the operation of the business, while respecting authorized financial and other decision-making limits, and adhering to the strategic plan, operational budget and approved corporate policies. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies proposed to be implemented, in keeping with evolving conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all officers of the Corporation and approves all material transactions.

The Board, directly and through the Compensation and Human Resources Committee, reviews corporate goals and objectives relevant to the CEO, evaluates the CEO’s performance in light of those goals and objectives and establishes the CEO’s compensation based on this evaluation. The corporate objectives which the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board following recommendations by the Compensation and Human Resources Committee[7].

[7]
The Proposed CSA Corporate Governance Rules state that a compensation committee should be responsible for reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or make recommendations to the board with respect to) the CEO’s compensation level based on this evaluation. The Compensation and Human Resources Committee reviews, in collaboration with the Chairman of the Board, corporate goals and objectives relevant to the CEO, evaluates the CEO’s performance in light of those goals and objectives and such other factors as the committee deems appropriate and in the best interest of the Corporation, and establishes the CEO’s compensation based on this evaluation.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

12.
The Board of Directors should have in place structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.
Ö
On August 3, 2004, Robert M. Baylis was appointed Chairman of the Board of the Corporation. Mr. Baylis is not a member of management and is “unrelated” to the Corporation. Pursuant to the mandate of the Chairman of the Board, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management. On this last matter, the Chairman: (i) meets with the other non-management directors at each regularly scheduled Board meeting; (ii) holds additional meetings with the other non-management directors at the request of any such director; and (iii) communicates to the Board any comments, questions or suggestions of such directors. In addition, the mandate of the Board states that directors who do not have interests in or relationships with either the Corporation or its significant shareholder meet periodically without management and other directors present.

	Under the NYSE Standards, non-management directors are required to meet regularly without management.	Ö	The outside Board members meet at each regularly-scheduled Board meeting without management under the chairmanship of the independent Chairman of the Board.
13.	The audit committee should be composed only of non-management directors.	Ö	The Audit and Finance Committee consists of four (4) directors, all of whom are “unrelated” within the meaning of the TSX Standards.
	The CSA Audit Committee Rules and the NYSE Standards state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	Ö
The Board has determined that all members of the Audit and Finance Committee are “independent” within the meaning of that term in the CSA Audit Committee Rules. The Board has also determined that all members of the Audit and Finance Committee are “independent” within the meaning of Section 303A(6) of the NYSE Standards.

	The CSA Audit Committee Rules state that each audit committee member must be financially literate.	Ö
The Board has adopted the following definition of “financial literacy”: “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements”. All four (4) directors who constitute the Audit and Finance Committee are “financially literate” within the meaning of such definition.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

	Under the SEC Rules adopted in accordance with the Sarbanes-Oxley Act of 2002, a public company should have at least one (1) audit committee financial expert serving on its audit committee.	Ö
More than one member of the Audit and Finance Committee is an “audit committee financial expert”, which is “a person who has the following attributes: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.”

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Ö	The mandate of the Audit and Finance Committee, attached hereto as Schedule “I”, describes explicitly the role and oversight responsibilities of the Audit and Finance Committee.
	The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	Ö	Same as above.
	The audit committees should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Ö
The mandate of the Audit and Finance Committee is to the effect that the internal auditors and the external auditors have at all times a direct line of communication with the Audit and Finance Committee. In addition, each must meet separately with the Audit and Finance Committee, without management, twice a year and more frequently as required.

The committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
Ö
The mandate of the Audit and Finance Committee states that it is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.

Ö
The mandate of the Audit and Finance Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.
Ö
The mandate of the Audit and Finance Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including any material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof).

	The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	Ö
The mandate of the Audit and Finance Committee states that the committee oversees all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services.

The CSA Audit Committee Rules state that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.
Ö
The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing the annual and quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution. The committee must also review with management and external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with regulatory authorities in Canada or the United States of America.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
Ö
The mandate of the Audit and Finance Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. Please refer to the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan from non-Employees regarding Accounting, Internal Accounting Controls or Auditing Matters included in the Corporation’s Corporate Governance Guidelines available on its website at www.gildan.com. The Corporation has also adopted a similar policy for its employees.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
Ö
The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors.

14.
The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the Board.
Ö
In performing its responsibilities, the Board, a committee of the Board or an individual director may, as required, subject to the approval of the Board, engage an outside adviser at the expense of the Corporation. The mandate of the Audit and Finance Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board Chair and, if appropriate, the external auditors; the Audit and Finance Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Corporation provides appropriate funding for the Audit and Finance Committee. The mandate of the Corporate Governance Committee states that the committee may retain and replace any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms. The mandate of the Compensation and Human Resources Committee provides that the committee may retain and replace any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms.

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.
Ö

40

SCHEDULE“G”

MANDATE OF THE BOARD OF DIRECTORS

The Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.     Membership and Quorum

        The Board is composed of a minimum of 5 and a maximum of 10 members. The Board is constituted with a majority of individuals who qualify as unrelated and independent         directors, as determined by the Board.

        The quorum at any meeting of the Board is a majority of directors in office.

2.     Frequency of Meetings

      •     at least four times a year and as necessary.

3.      Mandate

     The responsibilities of the Board include the following:

        (a)      With respect to strategic planning

                   •     approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

                 •    approving and monitoring the implementation of the Corporation’s annual business plan;

                 •    advising management on strategic issues.

        (b)      With respect to human resources and performance assessment

•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other officers of the Corporation;

•	approving the CEO’s corporate objectives;

•	monitoring and assessing the performance of the CEO and of the other officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•	taking reasonable measures to ensure that an appropriate portion of the CEO’s and the other officers’ compensation is tied to both the short and longer-term performance of the Corporation;

•	taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities seeked in Board members;

•	approving the list of Board nominees for election by shareholders.

        (c)      With respect to financial matters and internal control

•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•

approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	reviewing the Corporation’s plans for the purchase of cotton;

•	determining dividend policies and procedures;

•

taking all reasonable steps to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

        (d)      With respect to corporate governance matters

•	overseeing management in the competent and ethical operation of the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and ensuring appropriate disclosure of any such waiver;

•

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and ensuring appropriate disclosure of any such waiver;

•

approving a policy that enables Committees of the Board and, subject to approval of the Corporate Governance Committee, an individual director, to engage external advisors at the expense of the Corporation in appropriate circumstances;

•	ensuring the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

        (e)      With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.      Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan;

•

management develops the agenda for each meeting of the Board in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•	non-management directors meet periodically without management present, under the oversight of the Chairman of the Board;

•	directors who do not have interests in or relationships with either the Corporation or its significant shareholders meet periodically without management and other directors present;

•	the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * *

SCHEDULE“H”

MANDATE OF THE CORPORATE GOVERNANCE COMMITTEE

The following description of the mandate of the Corporate Governance Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation, such at the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Corporate Governance Committee of the Corporation (the “Corporate Governance Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•	a minimum of three directors;

•

only “unrelated” (as contemplated by Canadian Corporate Governance Standards), “independent” (as contemplated by US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•

members of the Corporate Governance Committee shall be appointed annually by the Board upon the recommendation of the Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Corporate Governance Committee shall be filled, by the Board upon the recommendation of the Corporate Governance Committee; membership on the Corporate Governance Committee shall automatically end at such time the Board determines that a member ceases to be “unrelated” or “independent” as determined in the manner set forth above;

•	quorum of majority of members.

2.      Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.

3.      Mandate

     The responsibilities of the Corporate Governance Committee include the following:

        (a)      Monitoring the composition and performance of the Board and its committees

•	monitoring the size and composition of the Board and its committees to ensure effective decision-making;

•

developing, reviewing and monitoring criteria, as well as establishing procedures, for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs;

•	identifying candidates qualified to become Board members and selecting or recommending that the Board selects the director nominees for the next annual or special meeting of shareholders;

•	retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms;

•

establishing performance-enhancing measures, and assessing and reviewing annually the performance and effectiveness of the Board, Board committees (subject to Board chair supervision for the Corporate Governance Committee), committee chairs and Board;

•	members, including the Chairman of the Board;

•

reviewing annually and making recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence; it being understood that directors who are executives of  the Corporation receive no additional remuneration for their services as director;

•	reviewing and making recommendations, on an annual basis, on the amount and form of the Board chair’s and the committee chairs’ compensation;

•	retaining and replacing any independent firm to advise on directors’ compensation, including fixing such firm’s fees and other retention terms.

        (b)      Overseeing Corporate Governance matters

•

developing and reviewing corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles;

•	reviewing the appropriateness of, and compliance by the Corporation with, the policies and practices of the Corporation relating to business ethics;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•	developing, reviewing and monitoring procedures for meeting the Board’s information needs, including formal and informal access to officers of the Corporation and external advisors;

•	developing, monitoring and reviewing, as applicable, the Corporation’s orientation and continuing education programs for directors;

•

reviewing and overseeing the disclosure of the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), and monitoring compliance and any waiver from compliance with the Code and the Policies, while ensuring ppropriate disclosure of such waiver;

•

reviewing the Corporation’s general policy on insider trading and insider reporting, taking all reasonable measures to ensure that such policy as well as the list of blackout periods are provided to every director and officer of the Corporation and overseeing the appropriate disclosure of same;

•	recommending Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

•	ensuring that a statement of corporate governance practices is included in the Corporation’s annual report or management proxy circular.

        (c)      Evaluating the performance of the Corporate Governance Committee

•	ensuring that processes are in place to annually evaluate the performance of the Corporate Governance Committee.

Other than provided herein and as appropriate, the Corporate Governance Committee may obtain advice and assistance from outside legal or other advisors.

The Corporate Governance Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Corporate Governance Committee shall report regularly to the Board on the business of the Corporate Governance Committee.

The Board chair or, alternatively, a director designated by the Board, shall supervise the Corporate Governance Committee’s annual performance assessment.

Nothing contained in the above mandate is intended to transfer to the Corporate Governance Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Corporate Governance Committee.

* * * * *

SCHEDULE“I”

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators (the “CSA Rules”) and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange (The “TSX Standards”), as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation such as the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum
•	a minimum of three directors;

•

only “unrelated” (as contemplated by TSX Standards), “independent” (as contemplated by CSA Rules and US Corporate Governance Standards) directors may be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) (as determined by the Board);

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards) as determined by the Board;

•

members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled, by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such

•	time the Board determines that a member ceases to be “unrelated” or “independent” as determined in the manner set forth above;

•	quorum of majority of members.

2.      Frequency and Timing of Meetings

•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.

3.      Mandate

     The responsibilities of the Audit Committee include the following:

        (a)      Overseeing financial reporting

•

monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors;

•

reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•

reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•

taking all reasonable steps to ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•

reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•

reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

        (b)      Monitoring risk management and internal controls

•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•

taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•

while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.

        (c)      Monitoring internal auditors

•	ensuring that the Vice-President, Internal Audit reports directly to the Audit Committee;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

        (d)      Monitoring external auditors

•

recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence

•

overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•

directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the

•	external auditors (including any disagreement with management and the resolution thereof);

•

reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•

reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•

taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

        (e)      Reviewing financings

•	reviewing the adequacy of the Corporation’s financing, including terms and conditions.

        (f)      Evaluating the performance of the Audit Committee

•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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SCHEDULE“J”

MANDATE OF THE COMPENSATION
AND HUMAN RESOURCES COMMITTEE

The following description of the mandate of the Compensation and Human Resources Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation, such as the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Compensation and Human Resources Committee of the Corporation (the “Compensation and Human Resources Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•	a minimum of three directors;

•

only “unrelated” (as contemplated by Canadian Corporate Governance Standards), “independent” (as contemplated by US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•

members of the Compensation and Human Resources Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Compensation and Human Resources Committee shall be filled, by the Board upon the recommendation of the Corporation’s Corporate Governance Committee; membership on the Compensation and Human Resources Committee shall automatically end at such time the Board determines that a member ceases to be “independent” or “unrelated” as determined in the manner set forth above;

•	quorum of a majority of members.

2.      Frequency and Timing of Meetings

•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.

3.      Mandate

     The responsibilities of the Compensation and Human Resources Committee include the following:

        (a)      Monitoring officers’ performance assessment, succession planning and compensation

•	taking all reasonable steps to ensure that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers;

•

taking all reasonable steps to ensure that the Chief Executive Officer (“CEO”) has put into place succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

•	recommending the appointment of officers, and approving the terms and conditions of their appointment and termination or retirement;

•

in collaboration with the Chairman of the Board, reviewing corporate goals and objectives relevant to the CEO, evaluating the CEO’s performance in light of those goals and objectives and such other factors as the committee deems appropriate and in the best interest of the Corporation, and establishing the CEO’s compensation based on this evaluation;

•	reviewing the evaluation of the officers’ performance and recommending to the Board the officer’s compensation;

•	retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms;

•	reviewing any proposed change in the Corporation’s benefit and incentive plans with respect to the Corporation’s officers;

•

examining each element of executive remuneration and reporting annually on compensation practices, including producing for review and approval by the Board a report on executive compensation for inclusion in the Corporation’s managing proxy circular.

        (b)      Reviewing Human Resources practices

•

taking reasonable measures to ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence;

•	developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of the Corporation;

•	reviewing with the CEO and making recommendations to the Board, with respect to the design of incentive-compensation plans and equity-based plans;

•

advising the Board on policy with respect to the administration of the Corporation’s Stock Option Plan and overseeing the administration thereof, including recommending to the Board grants of options thereunder;

•	monitoring pension, strategic labour and social issues.

        (c)      Evaluating the performance of the Compensation and Human Resources Committee

•	ensuring that processes are in place to annually evaluate the performance of the Compensation and Human Resources Committee.

The Compensation and Human Resources Committee chair or a member of the Compensation and Human Resources Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.

Other than as provided herein and as appropriate, the Compensation and Human Resources Committee may obtain advice and assistance from outside legal or other advisors.

The Compensation and Human Resources Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Compensation and Human Resources Committee shall report regularly to the Board on the business of the Compensation and Human Resources Committee.

Nothing contained in the above mandate is intended to transfer to the Compensation and Human Resources Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Compensation and Human Resources Committee.

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